

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Robert P. Capps
Co-Chief Executive Officer and
Chief Financial Officer
Mitcham Industries, Inc.
8141 SH 75 South
P.O. Box 1175
Huntsville, TX 77342

> **Re: Mitcham Industries, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 24, 2015**
> **File No. 333-208177**
> **Form 10-K for Fiscal Year Ended January 31, 2015**
> **File No. 000-25142**
> **Response dated January 12, 2016**
> **File No. 0-00000**

Dear Mr. Capps:

We have reviewed your response letter dated January 12, 2016 and have the following comments. Unless we note otherwise, our references to prior comments are to comments in our January 7, 2016 letter.

<u>General</u>

1.   We have read your response to prior comment one of our letter dated January 7, 2016. In future periodic filings, please provide disclosure to explain the factors that you considered when determining that your redeemable preferred stock is non-redeemable and, as such, your determination that the stock should be classified as equity. Additionally, please tell us what consideration you have given to revising the name of this security since it is not considered to be redeemable under the applicable authoritative guidance you cited in your response.

<u>Form 10-K for the Fiscal Year Ended January 31, 2015</u>

<u>Critical Accounting Policies, page 42</u>

<u>Income Taxes, page 44</u>

2.   We read your response to prior comment two. In future periodic reports, please disclose the amount of income that must be generated to fully realize your net operating loss and tax credit carry forwards.

        You may contact Melinda Hooker (Staff Accountant) at 202-551-3732 or Dale Welcome (Staff Accountant) at 202-551-3865 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Gillian A. Hobson
        Vinson & Elkins, L.L.P.